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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                     French Fragrances, Inc.
                         (Name of Issuer)

           Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                           357 658 103
                          (CUSIP Number)


                          Rafael Kravec
                   c/o French Fragrances, Inc.
                      14100 N.W. 60th Avenue
                       Miami Lakes, Florida
                          (305) 620-9090
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                           July 3, 1996
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                This document consists of 7 pages.

                           SCHEDULE 13D
CUSIP No. 357 658 103                             Page 2  of 7 Pages
          -----------

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAFAEL KRAVEC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)   [ ]
                    (b)   [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.


 NUMBER OF               7    SOLE VOTING POWER
 SHARES                       2,704,733
 BENEFICIALLY            8    SHARED VOTING PWOER
 OWNED BY                     ----
 EACH                    9    SOLE DISPOSITIVE POWER
 REPORTING                    2,752,151
 PERSON                  10   SHARED DISPOSITIVE POWER
 WITH                         ----



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,704,733


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5%


14   TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

          Reference is made to the Statement on Schedule 13D, dated April 16, 1996 (the "Statement"), filed on behalf of Rafael Kravec.


Item 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of French Fragrances, Inc. (formerly Suave Shoe Corporation), a Florida corporation (the "Company"). The Company's executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014.

Item 2.   IDENTITY AND BACKGROUND

          This statement is filed on behalf of Rafael Kravec whose business address is 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014. Mr. Kravec is currently President, Chief Executive Officer and director of the Company.

          During the last five years, Mr. Kravec has not been convicted in a criminal proceeding. During the last five years, Mr. Kravec has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Mr. Kravec is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


          The shares of Common Stock (the "Shares") to which this statement relates include (i) shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof (the
"Options"), (ii) shares of Common Stock issuable upon the conversion of the Company's Series B Convertible Preferred Stock, $.01 par value per share ("Series B Preferred"), (iii) shares of Common Stock issuable upon the conversion of the Company's Series C Convertible Preferred Stock, $.01 par value per share ("Series C Preferred") and (iv) shares of Common Stock issuable upon the conversion of the Company's 7.5% Subordinated Convertible Debentures Due 2006 (the "7.5% Debentures"). Mr. Kravec acquired the Common Stock, the Options and the Series B Preferred pursuant to the merger (the "Merger") of a Florida corporation known as French Fragrances, Inc. ("FFI"), of which Mr. Kravec and National Trading Manufacturing, Inc, a corporation controlled by Mr. Kravec ("National Trading"), were shareholders, with and into Suave Shoe Corporation, a Florida corporation ("Suave"). Following the Merger, Suave, as the surviving corporation, changed its corporate name to French Fragrances, Inc. Upon the effectiveness of the Merger, all of the shares of capital stock of FFI owned by Mr. Kravec and National Trading were converted into shares of the equivalent capital stock of the Company in accordance with the terms of the Agreement and Plan of Merger, dated as of May 19, 1995, between Suave and FFI (the "Merger Agreement"). In addition, certain options to purchase common stock of FFI held by Mr. Kravec were converted into options to purchase shares

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

of Common Stock in accordance with the terms set forth in the Merger Agreement. Mr. Kravec, through National Trading, indirectly acquired the
Series C Preferred as an investor in Bedford Fund II.   In exchange for three
million dollars ($3,000,000) of financing (the "Financing"), the Company issued three million dollars ($3,000,000) aggregate principal amount of 8% Secured Subordinated Debentures Due 2005, Series II, and 571,429 shares of Series C Preferred to the investors in Bedford Fund II. Mr. Kravec, through National Trading, acquired 8,835 shares of Series C Preferred in the Financing.



          Mr. Kravec directly, and indirectly through National Trading, also acquired 7.5% Debentures, which are immediately convertible into the number of shares of Common Stock corresponding to the principal amount of 7.5% Debentures being converted divided by $7.20. The 7.5% Debentures were issued on July 22, 1996, in exchange (the "Exchange Offer") for the outstanding shares of Series A Preferred Stock, $.01 par value, and outstanding 12.5% Secured Subordinated Debentures Due 2002 of the Company.


Item 4.   PURPOSE OF TRANSACTION


          As described in Item 3 above, the Shares were acquired by Mr.
Kravec and National Trading in connection with the Merger, the Financing and the Exchange Offer. Mr. Kravec and National Trading, as the case may be, acquired shares of capital stock of FFI and consequently, the Shares and the convertible securities to which a portion of the Shares relate, for investment purposes. Subject to certain first refusal rights contained in the Bedford Agreement (as defined in Item 6) with respect to dispositions of Series B Preferred or Series C Preferred, Mr. Kravec may, from time to time, exercise the Options, convert the Series B Preferred, Series C Preferred or 7.5% Debentures or purchase additional shares of Common Stock, sell or otherwise dispose of shares of Common Stock, Series B Preferred, Series C Preferred or 7.5% Debentures, make or receive proposals and enter into negotiations with respect to such transactions, or surrender such shares of Common Stock, Series B Preferred or Series C Preferred, such 7.5% Debentures or such other securities of the Company owned by Mr. Kravec in connection with any merger, tender offer or other acquisition transaction involving the Company. Such decisions will be based upon the prevailing price of the Shares, the Series
B Preferred, the Series C Preferred and the 7.5% Debentures, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Company and other relevant factors.



          Subject to the foregoing, Mr. Kravec does not have any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

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

Item 5.   INTEREST IN SECURITIES OF THE ISSUER


          As of the date hereof, Mr. Kravec, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), may be deemed to be the beneficial owner of 2,752,151 shares of Common Stock (the "Kravec Shares") (approximately 20.5% of the outstanding Common Stock at July 23, 1996), which includes 2,348,000 shares of Common Stock owned directly by Mr.
Kravec, 38,583 shares of Common Stock issuable upon the conversion of Series B Preferred owned by National Trading, 8,835 shares of Common Stock issuable upon the conversion of Series C Preferred owned by National Trading as to which Mr. Kravec has sole dispositive power, but no voting power with respect to the shares of Common Stock issuable upon conversion of such shares of Series B Preferred and Series C Preferred, 53,400 shares of Common Stock issuable upon the exercise of Options held by Mr. Kravec as to which Mr. Kravec has sole voting and investment power and 303,333 shares of Common Stock issuable upon conversion of 7.5% Debentures held by Mr. Kravec and National Trading. Pursuant to the terms of the Bedford Agreement (as defined in Item 6 of the Statement), Mr. Kravec has sole voting power over 2,704,733 of the Kravec Shares. Mr. Kravec has sole dispositive power over all of the Kravec Shares, subject to the terms of the Bedford Agreement.



          In connection with a public offering of 3,250,000 shares of Common Stock by the Company and 1,750,000 shares of Common Stock by certain shareholders including Mr. Kravec, on July 3, 1996, Mr. Kravec sold 500,000 shares of Common Stock at $5.55 per share (giving effect to the underwriters' discount).



          On June 28, 1996, Mr. Kravec granted to E. Scott Beattie, a director of the Company, a 10-year option to purchase up to 125,000 shares of Common Stock at $4.75 per share, first exercisable on June 28, 1998.



          In connection with the Exchange Offer, Mr. Kravec and National Trading collectively acquired $2,184,000 principal amount of 7.5% Debentures which are immediately convertible at $7.20 per share into 303,333 shares of Common Stock.



          Except as set forth herein, Mr. Kravec has not effected any transactions in the Company's Common Stock during the past 60 days.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          On February 14, 1995, Bedford Capital Corporation ("Bedford") and certain investors in Bedford Fund II who were owners of Series B Preferred Stock of FFI, including National Trading, entered into a shareholders agreement (the "Bedford Agreement"), whereby such investors granted to Bedford sole voting power with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred owned by such owners. The Bedford Agreement contains restrictions on transfer and first refusal rights with respect to the shares of Series B Preferred and of Common Stock issuable upon

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

the conversion of the Series B Preferred covered thereby. On February 23, 1996, the Bedford Agreement was amended to grant to Bedford sole voting power with respect to the shares of Common Stock issuable upon conversion of the Series C Preferred owned by the investors in Bedford Fund II.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS:

          Exhibit A:  Agreement Among Bedford Investors, dated February 14,
                      1995, among Bedford and the other shareholder parties thereto, as amended (previously filed with the Statement).




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
                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:    July 23, 1996                  /s/ RAFAEL KRAVEC
          -------------                  -----------------------
                                         Rafael Kravec





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